

October 10, 2013

<u>Via Facsimile</u>
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, North Carolina 28277

> **Re:     Polypore International, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 29, 2013**
> **Filed August 8, 2013**
> **File No. 1-32266**

Dear Mr. Amos:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Impairment of intangibles and goodwill, page 31

1.      Please address the following comments in future filings regarding your impairment analysis of indefinite-lived intangibles and goodwill:

- It does not appear that you have addressed the nature of the annual impairment testing and critical assumptions and estimates used by management in assessing your indefinite–lived intangibles for impairment. Please expand your disclosures accordingly;

- You indicate that the fair value of your reporting units exceeded their respective carry amounts by substantially more than 10%. Based on this disclosure, it is not clear whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. Please clarify whether the fair values of the reporting units are considered to be substantially in excess of their carrying values;

- Please clarify whether you chose the option to assess certain qualitative factors and/or used the quantitative two-step goodwill impairment test;

-  If you utilized qualitative factors to assess goodwill for impairment, please disclose, if true, that the fair values of the reporting units in your prior step one analysis were considered to be substantially in excess of their carrying values. If you assessed the qualitative factors without also performing the quantitative two-step goodwill impairment test for  reporting units that did not have fair values substantially in excess of their carrying values and have goodwill that is at risk for a material impairment charge, please expand your disclosures to identify those reporting units. Please also fully discuss any relevant adverse events and circumstances that could affect the significant inputs used to determine the fair value of your reporting unit and how you considered the extent to which each of the adverse events and circumstances identified could affect the significant inputs used to determine the fair value of the reporting unit. Please also address whether there were any positive and mitigating events and circumstances that could affect the significant inputs used to determine the fair value of the reporting unit; and

- If you utilized the quantitative two-step goodwill impairment test, please disclose this fact. Please also expand your disclosure for any reporting units that did not have fair values substantially in excess of their carrying values and have goodwill that is at risk for a material impairment charge to provide the following:

  o Identification of the reporting unit;

  o A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value;

  o A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and o   A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value of the reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

Results of Operations, page 33

Gross Profit, page 33

2.      We have the following comments regarding your gross profit discussion:

- Expand your gross profit discussion to separately quantify the impact related to lower sales, costs associated with growth investments and costs to export lead-acid separators from U.S. and Europe production facilities to meet growing demand in Asia;

- Identify the nature of the costs associated with growth investments;

- Quantify the change in capacity utilization between periods and explain how that measure has impacted your gross margins; and

- Disclose the extent to which specific product lines had a disproportionate impact on your gross margins.

Please provide us with the discussion and analysis you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

Financial reporting segments – Electronics and EDVs, page 35

Segment operating income, page 35

3.      We note your Electronics and EDV's operating income declined by $43.9 million, or 48%, and that this segment's operating income as a percent of net sales declined from 45.3% in fiscal 2011 to 28.2% in fiscal 2012.  It does not appear that your one sentence explanation that follows provides readers with a substantive analysis explaining the reason for this material deterioration in these financial results.  Please note that we requested such an analysis in our prior comment two from our letter dated December 28, 2012 and your response letter dated February 11, 2013 indicated that you agreed to provide such information in future filings.  We reiterate our prior comment and ask that you provide us with the discussion and analysis you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

Please also address this comment as it relates to your Transportation and Industrial segment operating results.

Form 10-Q for Fiscal Quarter Ended June 29, 2013

Financial Statements, page 4

4.    Please tell us how you considered the guidance in ASU 13-02 for reporting amounts reclassified out of accumulated other comprehensive income.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jeanne Baker at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief